

05010349

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

2 August, 2005

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- AA plc – Directors Interests
- AngloGold Ashanti interim results 2005

Yours faithfully
For and on behalf of Anglo American plc

C Marshall
Company Secretarial Assistant
Encs - 10 copies

ARS 095349
RNS 5022P

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 46,117,730 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
25 July 2005	129,588
26 July 2005	138,700
27 July 2005	174,841
28 July 2005	80,408
29 July 2005	66,000

The Company was advised of these transactions on 29 July 2005.

The following executive directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

B E Davison

D A Hathorn

A W Lea

R Médori

S R Thompson

A J Trahar

N Jordan
Secretary
29 July 2005

ARS 095349
RNS 5022P

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 46,117,730 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
25 July 2005	129,588
26 July 2005	138,700
27 July 2005	174,841
28 July 2005	80,408
29 July 2005	66,000

The Company was advised of these transactions on 29 July 2005.

The following executive directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

B E Davison

D A Hathorn

A W Lea

R Médori

S R Thompson

A J Trahar

N Jordan
Secretary
29 July 2005

ARS 09534-9
RNS 5022P

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 46,117,730 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
25 July 2005	129,588
26 July 2005	138,700
27 July 2005	174,841
28 July 2005	80,408
29 July 2005	66,000

The Company was advised of these transactions on 29 July 2005.

The following executive directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

B E Davison

D A Hathorn

A W Lea

R Médori

S R Thompson

A J Trahar

N Jordan
Secretary
29 July 2005

AVS 095349
RNS 5022P

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 46,117,730 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
25 July 2005	129,588
26 July 2005	138,700
27 July 2005	174,841
28 July 2005	80,408
29 July 2005	66,000

The Company was advised of these transactions on 29 July 2005.

The following executive directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

B E Davison

D A Hathorn

A W Lea

R Médori

S R Thompson

A J Trahar

N Jordan
Secretary
29 July 2005

ARS 095349
RNS 5022P

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 46,117,730 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
25 July 2005	129,588
26 July 2005	138,700
27 July 2005	174,841
28 July 2005	80,408
29 July 2005	66,000

The Company was advised of these transactions on 29 July 2005.

The following executive directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but were not connected with the transactions that took place on the abovementioned dates.

B E Davison

D A Hathorn

A W Lea

R Médori

S R Thompson

A J Trahar

N Jordan
Secretary
29 July 2005



News Release

28 July 2005

Anglo American plc notification:
AngloGold Ashanti interim results 2005

Anglo American wishes to draw attention to AngloGold Ashanti's announcement of their interim results for the 6 months ended 30 June 2005.

Anglo American will report headline earnings in respect of AngloGold Ashanti of US$73 million for the 6 months ended 30 June 2005, which takes into account certain adjustments.

AngloGold Ashanti	**$m**
IFRS headline earnings (published)	143
Exploration	22
	165
Minority interest	(81)
Depreciation on assets revalued on acquisition (net of tax)	(11)
Contribution to Anglo American plc headline earnings	**73**

Anglo American will report interim results for the 6 months ended 30 June 2005 on 4 August 2005.

The above figures are unaudited.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 968 8888 Fax 44 (0)207 968 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk
Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138



News Release

28 July 2005

Anglo American plc notification:
AngloGold Ashanti interim results 2005

Anglo American wishes to draw attention to AngloGold Ashanti's announcement of their interim results for the 6 months ended 30 June 2005.

Anglo American will report headline earnings in respect of AngloGold Ashanti of US$73 million for the 6 months ended 30 June 2005, which takes into account certain adjustments.

AngloGold Ashanti	**$m**
IFRS headline earnings (published)	143
Exploration	22
	165
Minority interest	(81)
Depreciation on assets revalued on acquisition (net of tax)	(11)
Contribution to Anglo American plc headline earnings	**73**

Anglo American will report interim results for the 6 months ended 30 June 2005 on 4 August 2005.

The above figures are unaudited.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 968 8888 Fax 44 (0)207 968 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138


ANGLO
AMERICAN

News Release

28 July 2005

Anglo American plc notification:
AngloGold Ashanti interim results 2005

Anglo American wishes to draw attention to AngloGold Ashanti's announcement of their interim results for the 6 months ended 30 June 2005.

Anglo American will report headline earnings in respect of AngloGold Ashanti of US$73 million for the 6 months ended 30 June 2005, which takes into account certain adjustments.

AngloGold Ashanti	$m
IFRS headline earnings (published)	143
Exploration	22
	165
Minority interest	(81)
Depreciation on assets revalued on acquisition (net of tax)	(11)
Contribution to Anglo American plc headline earnings	**73**

Anglo American will report interim results for the 6 months ended 30 June 2005 on 4 August 2005.

The above figures are unaudited.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 968 8888 Fax 44 (0)207 968 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk
... England and Wales under the Companies Act 1985. Registered Number 3564138



News Release

28 July 2005

Anglo American plc notification:
AngloGold Ashanti interim results 2005

Anglo American wishes to draw attention to AngloGold Ashanti's announcement of their interim results for the 6 months ended 30 June 2005.

Anglo American will report headline earnings in respect of AngloGold Ashanti of US$73 million for the 6 months ended 30 June 2005, which takes into account certain adjustments.

AngloGold Ashanti	$m
IFRS headline earnings (published)	143
Exploration	22
	165
Minority interest	(81)
Depreciation on assets revalued on acquisition (net of tax)	(11)
Contribution to Anglo American plc headline earnings	**73**

Anglo American will report interim results for the 6 months ended 30 June 2005 on 4 August 2005.

The above figures are unaudited.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 968 8888 Fax 44 (0)207 968 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk



News Release

28 July 2005

Anglo American plc notification:
AngloGold Ashanti interim results 2005

Anglo American wishes to draw attention to AngloGold Ashanti's announcement of their interim results for the 6 months ended 30 June 2005.

Anglo American will report headline earnings in respect of AngloGold Ashanti of US$73 million for the 6 months ended 30 June 2005, which takes into account certain adjustments.

AngloGold Ashanti	$m
IFRS headline earnings (published)	143
Exploration	22
	165
Minority interest	(81)
Depreciation on assets revalued on acquisition (net of tax)	(11)
Contribution to Anglo American plc headline earnings	**73**

Anglo American will report interim results for the 6 months ended 30 June 2005 on 4 August 2005.

The above figures are unaudited.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 968 8888 Fax 44 (0)207 968 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138